EXHIBIT 4.12

                                 FIRST AMENDMENT
                                     TO THE
                           CERTIFICATE OF DESIGNATION
                      SERIES A CONVERTIBLE PREFERRED STOCK
                                       OF
                           IMMTECH INTERNATIONAL, INC.


            Pursuant to Section 242 of Delaware Corporation Law, Article VI(a) of the Certificate of Designation of Series A Convertible Preferred Stock of Immtech International, Inc. as filed with the State of Delaware on February 14, 2002, is amended in its entirety to read as follows:

            Article VI: (a) Issuances of Common Stock or Convertible Securities. If the Company shall, at any time prior to May 31, 2002, issue or sell shares of its Common Stock, rights, options, warrants or convertible or exchangeable securities entitling the holders thereof to subscribe for or purchase or otherwise acquire shares of Common Stock ("Common Stock Equivalents") at a price per share less than the Conversion Price in effect immediately prior to such issuance or sale ("Triggering Issue"), then in each such case such Conversion Price, except as hereinafter provided, shall be adjusted so as to be equal to an amount determined by multiplying such Conversion Price by a fraction:


            IN WITNESS WHEREOF, Immtech International, Inc. has caused this First Amendment to the Certificate of Designation Series A Convertible Preferred Stock to be duly executed by its President and Chief Executive Officer this 2nd day of October, 2002.


                                    IMMTECH INTERNATIONAL, INC.

                                    By  /s/ T. Stephen Thompson
                                       --------------------------------------
                                       T. Stephen Thompson
                                       President and Chief Executive Officer